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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GOLF ENTERTAINMENT, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    38163Q105
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                                 (CUSIP Number)

                                RONALD G. FARRELL
                               3 NORTHWINDS CENTER
                       2500 NORTHWINDS PARKWAY, SUITE 175
                            ALPHARETTA, GEORGIA 30004
                                 (770) 667-9890
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       NOVEMBER 12, 1999 - AUGUST 12, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 3d-1(b)(3) or (4), check the following box [ ].

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Check the following box if a fee is being paid with this Statement [   ].

                         ------------------------------

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THAT ACT.



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                                  SCHEDULE 13D

CUSP NO. 38163Q105
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(1)      NAME OF REPORTING PERSON AND S. S. OR I.R.S. IDENTIFICATION NO.
         LEC Acquisition, LLC, I.R.S. Identification  #58-2413176

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A) YES [ ]
         (B) NO  [X]

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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS: WC

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E) [ ].

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Georgia, United States of America

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NUMBER OF SHARES                            (7)      SOLE VOTING POWER
BENEFICIALLY OWNED                                   2,797,932*
BY EACH REPORTING
PERSON WITH                                 ------------------------------------
                                            (8)      SHARED VOTING POWER
                                                     2,797,932*

                                            ------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER
                                                     2,797,932

                                            ------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER
                                                     2,797,932

                                            ------------------------------------

* This does not include 245,000 shares over which a principal of the Reporting Person has a voting proxy. Also, this does not include any shares that the Manager of the Reporting Person may purchase through conversion of debentures. The Manager of the Reporting Person has been issued options to purchase debentures that may be converted into 12,500,000 Shares of the Common Stock of the Issuer.

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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,797,932

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(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES: [ ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%

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(14)     TYPE OF REPORTING PERSON - CO

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Item 1.                    Security and Issuer.

         This Statement relates to shares of common stock. $0.01 par value ("Shares," or the "Common Stock"), of Golf Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Three Northwinds Center, 2500 Northwinds Parkway, Suite 175, Alpharetta, Georgia 30004.

Item 2.                    Identity and Background.

         (a) This Statement is filed on behalf of LEC Acquisition, LLC, a corporation incorporated under the laws of the State of Georgia (the "Reporting Person").

         (b) The principal business address of the Reporting Person is Three Northwinds Center, 2500 Northwinds Parkway, Suite 175, Alpharetta, Georgia 30004.

         (c) The principal business of the Reporting Person is to invest in the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is organized under the laws of the State of Georgia.

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Item 3.                    Source and Amount of Funds or Other Consideration.

         The source of the funds used to acquire the securities was the working capital of the Reporting Person. The Reporting Person paid a total of $607,000 to purchase Convertible Debentures in the transactions described below. The Reporting Person acquired 25,000 Shares in the open market in November 1999 for a purchase price of $24,297.51.

Item 4.                    Purpose of Transaction.

         The Reporting Person acquired all of the Shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in the Issuer's business and financial condition in the market for Shares of Common Stock or other opportunity for the Reporting Person, the Reporting Person intends to maintain its equity position in the Issuer.

         On November 12, 1999, the Reporting Person acquired 25,000 Shares of Common Stock on the open Market.

         On December 9, 1999, the Reporting Person converted Debentures into 333,333 Shares of Common Stock.

         On December 22, 1999, the Reporting Person converted Debentures into 166,667 Shares of Common Stock.

         On January 10, 2000, the Reporting Person converted Debentures into 333,333 Shares of Common Stock.

         On January 31, 2000, the Reporting Person converted Debentures into 83,333 Shares of Common Stock.

         On February 11, 2000, the Reporting Person converted Debentures into 83,333 Shares of Common Stock.

         On February 17, 2000, the Reporting Person converted Debentures into 83,333 Shares of Common Stock.

         On February 29, 2000, the Reporting Person converted Debentures into 116,667 Shares of Common Stock.

         On March 14, 2000, the Reporting Person converted Debentures into 66,667 Shares of Common Stock.

         On March 30, 2000, the Reporting Person converted Debentures into 116,667 Shares of Common Stock.

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         On April 1, 2000, the Reporting Person converted Debentures into 16,667
Shares of Common Stock.

         On April 7, 2000, the Reporting Person converted Debentures into 16,667 Shares of Common Stock.

         On April 12, 2000, the Reporting Person converted Debentures into 183,333 Shares of Common Stock.

         On April 17, 2000, the Reporting Person converted Debentures into 33,333 Shares of Common Stock.

         On April 27, 2000, the Reporting Person converted Debentures into 66,667 Shares of Common Stock.

         On May 3, 2000, the Reporting Person converted Debentures into 33,333 Shares of Common Stock.

         On May 3, 2000, the Reporting Person converted Debentures into 16,667 Shares of Common Stock.

         On May 16, 2000, the Reporting Person converted Debentures into 33,333 Shares of Common Stock.

         On June 1, 2000, the Reporting Person converted Debentures into 16,667 Shares of Common Stock.

         On June 12, 2000, the Reporting Person converted Debentures into 33,333 Shares of Common Stock.

         On June 29, 2000, the Reporting Person converted Debentures into 16,667 Shares of Common Stock.

         On July 5, 2000, the Reporting Person converted Debentures into 100,000 Shares of Common Stock.

         On July 25, 2000, the Reporting Person converted Debentures into 40,000 Shares of Common Stock.

         On August 10, 2000, the Reporting Person converted Debentures into 33,333 Shares of Common Stock.

         The Reporting Person may make additional purchases of Shares of Common Stock either in the open market or in private transactions, including purchasing Debentures and converting the Debentures into Shares of Common Stock of the Issuer or by exercising warrants granted by the Issuer.
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Item 5.                    Interest in Securities of the Issuer.

         (a) The Reporting Person owns 2,797,932 Shares of Common Stock directly, representing approximately 52.9% of the outstanding shares of Common Stock of the Issuer. The Reporting Person also owns a warrant for the purchase of up to 500,000 shares of the Commons Stock of the Issuer. If exercised, the Reporting Person would own 3,297,932 Shares of Common Stock directly, representing approximately 56.9% of the outstanding shares of the Common Stock of the Issuer.

                  The Manager of the Reporting Person may purchase up to 12,500,000 Shares of Common Stock of the Issuer through conversion of debentures. If the Manager of the Reporting Person fully exercised the option, the Manager and Reporting Person would own 87.0% of the outstanding Shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 2,797,932 Shares of Common Stock. In addition, the Manager of the Reporting Person has been granted a proxy through May 3, 2001 and December 31, 2001 to vote 105,000 and 25,000 Shares of Common Stock, respectively. The principal does not have any power to dispose such shares. The Manager of the Reporting Person also beneficially owns 115,000 Shares of Common Stock through Sports M&A.com, Inc., an entity in which he is the sole shareholder.

         (c) Except as reported herein, the Reporting Person has not, in the past sixty (60) days, engaged in any other transactions involving Shares of Common Stock of the Issuer.

         (d)      N/A

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has terminated the Debenture Agreement with the Issuer, effective August 12, 2000.

         The Reporting Person has been granted a Warrant for 500,000 Shares of the Common Stock of the Issuer.

         The Manager of the Reporting Person is the Chief Executive and a Director of the Issuer.

Item 7.                    Material to be Filed as Exhibit.
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         A.       Termination of Debenture Agreement

         B.       Warrant Agreement


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2001                 LEC Acquisition, LLC


                                        By:  /s/  Ronald G. Farrell
                                             -----------------------------------
                                        Ronald G. Farrell, Manager